Exhibit 99.1

Press Release

GasLog Partners LP Announces 2016 Annual Meeting of Limited Partners

MONACO - February 12, 2016 - GasLog Partners LP (“GasLog Partners”) (NYSE: GLOP) announced today that its Board of Directors has called an annual meeting to be held in Monaco on Thursday, May 5, 2016.

Unitholders of record at the close of business on Friday, March 11, 2016 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog Partners’ proxy statement will be sent to unitholders of GasLog Partners in due course.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Contacts:

Jamie Buckland
Head of Investor Relations
Phone: +44-203-388-3116
Email: ir@gaslogmlp.com

Samaan Aziz
Investor Relations Manager
Phone: +1-212-223-0643
Email: ir@gaslogmlp.com